11015369

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
REGISTRATIONS BRANCH
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-15266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/10 and ending 06/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Planned Investment Co., Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
9265 Counselors Row, Suite 150
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: G. Donald Steel (317)575-8804
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue
(No. and Street)

Blue Island	Illinois	60406
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **G. Donald Steel**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Planned Investment Co., Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

CHERI M. HARRIS
Marion County
My Commission Expires
June 12, 2016

NOTARY PUBLIC NOTARY SEAL STATE OF INDIANA

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
AUG 26 2011
WASH., D.C.
211
SECTION

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Planned Investment Co., Inc.

We have audited the accompanying statement of financial condition of Planned Investment Co., Inc. as of June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planned Investment Co., Inc. as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 12, 2011

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 108,526
Receivable from broker/dealers	69,395
Office furniture and equipment (net of accumulated depreciation of $159,479)	11,069
Secured demand notes receivable	100,000
Other assets	5,949
TOTAL ASSETS	$ 294,939

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 47,072
Commissions payable	23,697
Subordinated liabilities	100,000
Total Liabilities	$ 170,769
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 8,000 shares; issued and outstanding 5,500 shares	$ 17,897
Additional paid-in capital	3,577
Retained earnings	102,696
Total Shareholders' Equity	$ 124,170
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 294,939

The accompanying notes are an integral part of this financial statement.

PLANNED INVESTMENT CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Planned Investment Co., Inc. (the "Company") was incorporated in the state of Indiana on September 26, 1969. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over five and seven year periods.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and cash equivalents and the Company's deposit with its clearing broker/dealer (see Note 7) that is included in receivable from broker/dealers on the statement of financial condition.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - RETIREMENT PLAN

The Company has a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) Plan. Under the terms of the plan, employees become eligible on the first day of the month following the date they have completed one year of service (1000 hours in the plan year) and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Company matching contributions to the 401(k) Plan for the year ended June 30, 2011 were $24,357. This amount is included in commissions, other compensation and related benefits on the statement of income.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2011 the Company's net capital and required net capital were $182,643 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 39%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with George B. Steel, Jr. and Associates, Inc., a life insurance agency. The two companies share office space and other administrative services. The Company was reimbursed $4,179 by George B. Steel, Jr. and Associates, Inc. for various operating expenses.

Through common ownership and management, the Company is also affiliated with Hoosier Trust Company, a State of Indiana chartered trust company. The Company earned $10,028 in advisor fees from accounts held at Hoosier Trust Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2011, are as follows:

Liabilities Pursuant to a Secured Demand Note	
Collateral Agreement:	
5% Expires March 2, 2015	$ 50,000
5% Expires March 2, 2015	50,000
Total Subordinated Liabilities	$ 100,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company has deposited $25,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the Company may not have any similar agreements with other broker/dealers, except to accommodate transactions not covered by this agreement. The Clearing Broker/dealer may terminate the agreement by giving 30 days prior written notification and either party may terminate immediately with cause. Other terms of the agreement put restrictions on one party hiring the other party's employee(s) without written consent of the contra party.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - LEASE COMMITMENTS

Occupancy Leases - The Company leases office space at two locations. The terms of one lease agreement, dated March 13, 2008 and effective April 1, 2008, state that the lease is on a month to month basis. The expense relating to this office space was $4,200 for the year ended June 30, 2011.

On August 13, 2007, the Company entered into an agreement for office space effective September 1, 2007 and expiring on January 31, 2015. The agreement contains provisions for a rent free period and future rent increases. The total amount of minimum rental payments due over the original lease period is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition. On June 30, 2011, the liability for the deferred rent obligation was $23,556. In addition, the Company has an option to extend the lease period for five years. The expense relating to this office space was $73,807 for the year ended June 30, 2011.

NOTE 8 - LEASE COMMITMENTS - *(Continued)*

Service Agreement - Effective October 1, 2008, the Company entered into an operating lease agreement for computer technical services with an initial term of three years. The agreement is automatically renewable for additional three year terms, unless 60 days written notice is given prior to the expiration of the current term. Total expenditures relating to this service agreement were $11,500 for the year ended June 30, 2011.

Minimum annual rentals under these noncancellable operating leases, exclusive of adjustments to the deferred rent obligation and exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30	Occupancy	Service	Total
2012	$ 74,826	$ 2,874	$ 77,700
2013	76,455	-0-	76,455
2014	78,085	-0-	78,085
2015	46,104	-0-	46,104
Total	$275,470	$ 2,874	$278,344

NOTE 9 - INCOME TAXES

The Company has yet unused a net operating loss carryforward for federal income tax purposes of approximately $146,000 which expires on various dates beginning July 1, 2024.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

PLANNED INVESTMENT CO., INC.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Planned Investment Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Planned Investment Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Planned Investment Co., Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Planned Investment Co., Inc.'s management is responsible for Planned Investment Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 12, 2011

PLANNED INVESTMENT CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 423
Less Payments Made:			
	Date Paid	Amount	
	1-28-11	$ 177	
			(177)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 246
Payment made with Form SIPC 7			$ 246

See Accountant's Report

PLANNED INVESTMENT CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

Total revenue	$ 1,298,238
Additions:	
Total additions	$ -0-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	1,110,066
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	12,515
100% of commissions and markups earned from Transactions in (i) certificates of deposit and (ii)Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,206
Other not related to securities business	4,432
40% of interest earned on customers securities accounts	-0-
Total deductions	$ 1,129,219
SIPC NET OPERATING REVENUES	$ 169,019
GENERAL ASSESSMENT @ .0025	$ 423

See Accountant's Report